UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38885

ORGANIGRAM GLOBAL INC.
(Translation of registrant’s name into English)

145 King Street West, Suite 1400
Toronto, Ontario ,Canada M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]           Form 40-F [ X ]

SUBMITTED HEREWITH

Exhibits

99.1	Share Sale and Purchase Agreement Regarding Shares in Sanity Group GmbH, dated February 18, 2026*
99.2	Subscription Agreement between BT DE Investments Inc. and Organigram Global Inc., dated February 18, 2026*
*    Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM GLOBAL INC.

/s/ Greg Guyatt
Greg Guyatt
Chief Financial Officer

Date: February 20, 2026